Execution Version

September 8, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Cara Wirth

Re:	Shift4 Payments, Inc.
Registration Statement on Form S-1
File No. 333-248663

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to prospective underwriters, institutions, dealers and others prior to the requested effective time of the Registration Statement.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Shift4 Payments, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Washington, D.C. time, on September 10, 2020, or as soon as possible thereafter.

Very truly yours,

Goldman Sachs & Co. LLC Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc.

Acting severally on behalf of themselves and the several Underwriters

By: GOLDMAN SACHS & CO. LLC

By:	/s/ C. Erich Bluhm
Name:	C. Erich Bluhm
Title:	Managing Director

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Kolz
Name:	John Kolz
Title:	Managing Director

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Rahul Singla
Name:	Rahul Singla
Title:	Managing Director

[Signature Page to Acceleration Request]